EXHIBIT 99.1

JOINT FILING AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(1) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

INDEX VENTURES VI (JERSEY) LP

Signature:	/s/ Nigel Greenwood
Name/Title:	Nigel Greenwood, Director of General Partner
Date:	February 13, 2026

INDEX VENTURES VI PARALLEL ENTREPRENEUR FUND (JERSEY), L.P.

Signature:	/s/ Nigel Greenwood
Name/Title:	Nigel Greenwood, Director of General Partner
Date:	February 13, 2026

INDEX VENTURE ASSOCIATES VI LTD

Signature:	/s/ Nigel Greenwood
Name/Title:	Nigel Greenwood, Director
Date:	February 13, 2026

INDEX VENTURES GROWTH II (JERSEY), L.P.

Signature:	/s/ Nigel Greenwood
Name/Title:	Nigel Greenwood, Director of General Partner
Date:	February 13, 2026

INDEX VENTURES GROWTH II PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

Signature:	/s/ Nigel Greenwood
Name/Title:	Nigel Greenwood, Director of General Partner
Date:	February 13, 2026

INDEX VENTURE GROWTH ASSOCIATES II LTD

Signature:	/s/ Nigel Greenwood
Name/Title:	Nigel Greenwood, Director
Date:	February 13, 2026

YUCCA (JERSEY) SLP

Signature:	/s/ Tapiwa Cuthbert Munyawiri and /s/ Kieran Lester
Name/Title:	Tapiwa Cuthbert Munyawiri and Kieran Lester, Authorized Signatories
Date:	February 13, 2026